FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of January 2005

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto and incorporated by reference herein is Registrant’s press release from January 20, 2005, announcing that Registrant has signed an agreement with IsNet in Turkey for the supply of a SkyEdge network to include two hubs and 1,500 VSAT terminal sites.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) BY: /S/ Rachel Prishkolnik —————————————— Rachel Prishkolnik Corporate Secretary

Dated: January 20, 2005

Gilat Announces SkyEdge deal with IsNet

The SkyEdge network, to be operated in Turkey, includes two hubs and 1,500 remote sites

Petah Tikva, Israel, January 20, 2005 – Gilat Satellite Networks Ltd. (Nasdaq: GILTF) announced today an agreement with IsNet in Turkey for the supply of a SkyEdge network to include two hubs and 1,500 VSAT terminal sites. The satellite-based remote sites will be dispersed throughout Turkey.

IsNet, a leading ITC company in Turkey, provides enterprises, organizations and consumers with services, such as, Internet, security solutions, co-location, voice communication, web design, software development and IT system maintenance.

The SkyEdge network will allow IsNet to provide data, voice, embedded VPN and video applications to its wide customer base. With a satellite-based network, the Company plans on expanding its solution offering throughout its coverage in Turkey.

Mr. Ismail Hakki; Aksener, General Manager, IsNet, said, “Coverage, continuity, accountability and innovation are important factors for our organization in delivering solutions to our customers. We feel that Gilat, with its breadth of global experience, is best able to meet these demands. We look forward to our cooperation and feel that the introduction of VSAT technology will prove to be a positive one and will contribute further to IsNet’s leading position in the market.”

Dr. Rudy Colson, Gilat’s Associate Vice President, Sales, Central Asia, Caucasus and Turkey, said “IsNet is a very important and reputable service provider in Turkey and Gilat is proud to provide the company with the latest in VSAT technology. We see a truly considerable potential for the use of various types of applications, as needed by IsNet’s customers. With the SkyEdge, IsNet is armed to cope well with the most demanding of requirements. We believe that due to Gilat’s experience in Turkey and the solid support from our local partner Setkom, in marketing, sales and post sales activities throughout Turkey, we are well equipped in providing our customers in the country with a superior means of communications, maintaining timely and continuous professional support and creating strong customer confidence.

The SkyEdge Product Family: One system. A world of possibilities.

The SkyEdge product family provides the ability to support an endless array of applications in data, telephony,VoIP and broadband IP, all using the same hub. It is the first comprehensive satellite communications platform to deliver data, voice and video services over a single, powerful system.

The family consists of the SkyEdge System (the hub), and five VSAT products including:

—	SkyEdge™ Pro – Multi-service VSAT, supporting interactive data, mesh telephony, broadband IP and video, with plug-in cards architecture expanding the VSAT capabilities.

—	SkyEdge™ IP – IP Router VSAT, supporting interactive, broadband IP, VoIP and multicasting applications.

—	SkyEdge™Call – Telephony VSAT, supporting thin-route telephony applications.

—	SkyEdge™ Gateway – Trunking Solutions VSAT,providing mesh trunking solutions supporting digital telephony and IP data on demand trunking applications.

—	SkyEdge™ DVB-RCS – Enhanced Standard VSAT, fully supporting the DVB-RCS standard. Being much more than only a return link standard, this dual mode VSAT provides a unique real end to end standard solution for a satellite network operator with an arsenal of additional access schemes, embedded software and enhanced IP acceleration features for full flexibility and support in a complex IP environment.

About ISNET

IsNet, established in 1999, is a wholly owned subsidiary of IsBank. Based in Turkey, the Company provides Internet services to individual and corporate customers throughout the country. With different Point-Of-Presence centers and via the usage of strong technology and widespread infrastructure, the Company is able to serve its customers without any interruptions. From the date of its establishment, IsNet has placed priority on its customer’s needs, allowing the Company to enlarge its product range and become a leader in the market. The Company’s products are based on Internet access and range in the form of satellite, leased line, frame relay, co-location, data center, network security, and mail communications. As of May 2004, IsNet obtained a long distance telecommunications service license and has since been providing telecommunication services.

About Gilat Satellite Networks Ltd.

Gilat Satellite Networks Ltd. (Nasdaq: GILTF) operates under two business units, Gilat Network Solutions (GNS) and Gilat Network Operations (GNO). GNS is a leading provider of telecommunication solutions of satellite networking technology. With over 500,000 Very Small Aperture Terminals (VSATs) shipped, GNS delivers satellite communication solutions to operators worldwide. GNO provides end-to-end enterprise and consumer networking as well as rural communication operations. With headquarters in Petah Tikva, Israel, operation centers in McLean, Virginia and Latin America in addition to 18 local offices and service facilities worldwide, Gilat markets the SkyEdge ™ Product Family which includes the SkyEdge™ Pro, SkyEdge™ IP, SkyEdge™ Call, SkyEdge™ DVB-RCS and SkyEdge™ Gateway. In addition the Company markets Skystar Advantage®, DialAw@y IP™, FaraWay™, Skystar 360E™ and SkyBlaster* 360 VSAT products in more than 80 countries across six continents. Gilat SkyEdge, Skystar Advantage, Skystar 360E, DialAw@y IP and FaraWay are trademarks or registered trademarks of Gilat Satellite Networks Ltd. or its subsidiaries. (*SkyBlaster is marketed in the United States by StarBand Communications Inc. under its own brand name.)
Visit Gilat at www.gilat.com.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Gilat Media Contact: Shira Gafni, Marketing Manager
+972 3 925 2406; shira@gilat.com